

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 20, 2016

Via E-mail
Mr. Dean A. Shigenaga
Chief Financial Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard
Suite 299
Pasadena, CA 91101

> **Re: Alexandria Real Estate Equities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 3, 2016**
> **File No. 1-12993**

Dear Mr. Shigenaga:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60</u>

1.   We note that in your executive summary you focus on key non-GAAP financial measures and not GAAP financial measures which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 102.10). We also note issues related to prominence within your earnings release filed on February 1, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities